Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES
Coca-Cola Bottling Co. Consolidated
Earnings to Fixed Charges
(In Thousands, Except Ratios)

	Fiscal Year
	2008	2007	2006
Computation of Earnings:
Income before income taxes	$17,485	$32,239	$31,160
Add:
Minority interest	2,392	2,003	3,218
Interest expense	37,231	47,670	47,648
Amortization of debt premium/discount and expenses	2,449	2,678	2,638
Interest portion of rent expense	1,325	1,299	1,199

Earnings as adjusted	$60,882	$85,889	$85,863

Computation of Fixed Charges:
Interest expense	$37,231	$47,670	$47,648
Capitalized interest	375	405	531
Amortization of debt premium/discount and expenses	2,449	2,678	2,638
Interest portion of rent expense	1,325	1,299	1,199

Fixed charges	$41,380	$52,052	$52,016

Ratio of Earnings to Fixed Charges	1.47	1.65	1.65